Exhibit 99.1

Safe-T Reports Second Quarter 2020 Financial Results

Revenue Growth of 164% for the First Half of 2020 Compared to the First Half of 2019

HERZLIYA, Israel, August 31, 2020 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of secure access solutions for on-premise and hybrid cloud environments, today announced its financial results for the six and three-month periods ended June 30, 2020.

Revenues for the first half of 2020 totaled $2,165,000, an increase of 164% compared to $821,000 in the first half of 2019. Revenues for the three-month period ended June 30, 2020 totaled $1,077,000, an increase of 173% compared to $394,000 in the three-month period ended June 30, 2019.

The Company’s cash balance at the end of the quarter was $9,771,000. During July and August 2020, the Company raised gross funds of $6,794,000 through the issuance of ADSs and pre-funded warrants, and the exercise of warrants, bringing the cash balance of the Company including short-term deposits as of August 27, 2020 to approximately $15.0 million.

Shachar Daniel, Chief Executive Officer, commented on the results: “Over the past few months we continued to make successful progress towards some of the goals we set at the beginning of the year: accelerating revenue growth; moving fully to an indirect go-to-market approach (working with partners) with our innovative product for secure remote work while reducing implementation and support costs resulting in improved gross margin; and developing innovative capabilities of our IP proxy product to expand potential customers and maximize sales potential of our solution. We continued to receive market validation for our products’ technological superiority by receiving a prestigious order from one of the leading intelligence agencies in the world and in a number of prestigious engagements with the most professional and industry-leading distribution agencies.”

Mr. Daniel added, “In addition, we were able to strengthen the Company’s balance sheet and raise significant funds that will provide us the ability to continue growing organically as well as in the form of successful acquisitions such as the acquisition of NetNut during 2019. We are proud of the fact that despite this challenging period, we continued to work hard at full capacity, while maintaining efficient operations with minimal expenses.”

Recent Material Developments:

●	On July 7, 2020, Safe-T announced the expansion of its indirect partner sales channel by more than 25 new partners;

●	On July 22, 2020, we completed a registered direct offering of ADSs and pre-funded warrants with gross proceeds of approximately $5,907,000;

●	Between July 1, 2020 and August 28, 2020, 739,000 warrants from Safe-T’s April 23, 2020 underwritten public offering, were exercised, for an aggregate of $887,000, in addition to the exercise of 435,000 pre-funded warrants from the Company’s July 2020 registered direct offering;

●	On August 24, 2020, we announced the launch by our wholly owned subsidiary, NetNut Ltd., of its Dynamic Residential Proxy network in Europe and Asia.

Second Quarter 2020 Corporate Highlights:

●	On April 6, 2020, we completed a registered direct offering of ADSs with gross proceeds of $720,000;

●	In April 2020, we retired in full $8.23 million in outstanding debenture debt, pertaining to the convertible debentures issued during April 2019 through December 2019, predominantly to finance the acquisition of our IP proxy business, NetNut Ltd.;

●	On April 23, 2020, we completed a public offering of ADSs, pre-funded warrants and warrants with gross proceeds of approximately $8,392,000;

●	All pre-funded warrants to purchase 6,777,500 ADSs, issued in our April 23, 2020 public offering were exercised in full through June 30, 2020;

●	Warrants to purchase 2,320,000 ADSs that were issued in the April 23, 2020 public offering were exercised through June 30, 2020, for an aggregate of $2,784,000;

●	On June 22, 2020, Safe-T announced that it was named as a Representative Vendor in Gartner’s June 2020 Market Guide for Zero Trust Network Access;

●	On June 25, 2020, Safe-T announced the launch of its Perimeter Access Orchestration Fabric (PAOF) solution for Secure Remote Access;

●	On June 29, 2020, Safe-T launched its Zero-Trust Secure File Access Solution and received its first order from a leading intelligence unit.

COVID-19 Impacts

The COVID-19 outbreak has forced us to modify our business practices and we have adopted early and strict prevention measures to protect the health of our employees (including employees’ travel, employees’ work locations and cancellation of physical participation in meetings, events and conferences). Thanks to the resilience of our operational capabilities, we have been able to continuously serve our clients during this crisis. We leveraged our IT expertise to implement remote connections with employees, customers and vendors to deliver a functional and productive work-from-home strategy.

Due to an almost complete freeze in the travel sector, we experienced a reduction in revenue of some of the IP proxy business sectors. At the same time, this business recently gained new entry into the cyber-security market and launched its Dynamic Residential Proxy network in Europe and Asia, that we believe can compensate for the travel sector-related revenue reduction. Due to the COVID-19 lack of visibility implications, the decision making of customers in the cyber-security business had slowed down, and we anticipate longer sale cycles as organizations continue to evaluate their strategic and financial position. Nevertheless, as an agile and responsive business, we believe we are able to put in place the correct measures on health and safety, customer service, cost controls, cash management and employee engagement during this evolving situation. This pandemic in a global, highly connected world, has shown the increased need for secure remote access solutions that we offer, and with our unique ZoneZero® solution, we are able to complete an entire end-to-end sales cycle remotely, from pre-sale stage to final implementation.

Our business, despite the resilience it has shown in the first half of the year, might not be immune to the impact that global lockdowns resulting from the pandemic are having on a number of the markets that we operate in or serve. We may experience a slowdown in the pace of new business in the second half of the year, which we plan to compensate by closely monitoring all parts of the business to make sure we can respond quickly to fluctuations in demand, as well as by executing our M&A strategy in the coming months.

Financial results for the six months ended June 30, 2020:

●	Total revenues amounted to $2,165,000 (H1 2019: $821,000). The increase in revenues compared to the first half of 2019 is due to the consolidation of revenues generated by Safe-T’s wholly owned subsidiary, NetNut, a provider of IP Proxy Network services, throughout the entire period compared to the consolidation in 2019 which occurred only from NetNut’s acquisition on June 12, 2019 until the period ended on June 30, 3019. The increase was partially offset by a reduction in the sales of the Secure Data Exchange (SDE) product, as part of the Company’s strategic plan to focus on the Software Defined Perimeter (SDP) market with its Zero Trust solutions;

●	Cost of revenues totaled $1,121,000 (H1 2019: $416,000). The increase is mainly due to the consolidation of NetNut’s cost of revenues, as well as amortization of NetNut’s intangible assets, partially offset by a decrease of costs resulting from the streamlining of support and post sales teams;

●	Research and development (R&D) expenses were $793,000 (H1 2019: $1,373,000). The decrease is due to a reduction in the SDE solution development costs, partially offset by the consolidation of NetNut’s development costs;

●	Sales and marketing expenses totaled $1,781,000 (H1 2019: $1,637,000). The increase is primarily attributed to consolidation of NetNut’s sales and marketing costs, partially offset by efficiency measures and cost reductions in overall sales, professional and marketing costs of the cyber business;

●	General and administrative expenses (G&A) totaled $1,495,000 (H1 2019: $1,628,000). The decrease is due to a reduction in share-based payments, partially offset by an increase mainly in salary and professional fees costs as well as the consolidation of NetNut’s general and administrative costs;

●	IFRS net loss totaled $1,544,000, or $0.01 basic loss per ordinary share (H1 2019: loss of $2,510,000, or $0.48 basic loss per ordinary share);

●	Non-IFRS net loss was $2,309,000, or $0.01 basic loss per ordinary share (H1 2019: loss of $3,526,000, or $0.67 basic loss per ordinary share).

Financial results for the three months ended June 30, 2020:

●	Total revenues amounted to $1,077,000 (Q2 2019: $394,000). The increase is mainly attributed to the consolidation of NetNut’s revenues, partially offset by a reduction of sales of the Company’s SDE product;

●	Cost of revenues totaled $570,000 (Q2 2019: $239,000). The increase is mainly due to the consolidation of NetNut’s cost of revenues, as well as amortization of NetNut’s intangible assets, partially offset by a decrease of costs resulting from the streamlining of support and post sales teams;

●	R&D expenses were $399,000 (Q2 2019: $559,000). The decrease is mainly attributed to a decrease in costs in connection with the streamlining of the R&D team, partially offset by the consolidation of NetNut’s development costs;

●	Sales and marketing expenses totaled $919,000 (Q2 2019: $739,000). The increase is primarily attributed to consolidation of NetNut’s sales and marketing costs, partially offset by efficiency measures and cost reductions in overall sales, professional and marketing costs;

●	G&A expenses totaled $918,000 (Q2 2019: $956,000). The decrease is due to a reduction in share-based payments, partially offset by an increase mainly in salary and professional fees costs as well as the consolidation of NetNut’s general and administrative costs;

●	IFRS net loss totaled $2,227,000, or $0.01 basic earnings per ordinary share (Q2 2019: loss of $226,000, or $0.04 basic loss per ordinary share);

●	Non-IFRS net loss was $1,321,000, or $0.00 basic loss per ordinary share (Q2 2019: loss of $1,744,000, or $0.29 basic loss per ordinary share).

All descriptions of Safe-T’s share capital in this press release, including share amounts and per share amounts, are presented after giving effect to the reverse split that the Company affected on October 21, 2019.

The following table presents the reconciled effect of the non-cash expenses/income and one-time expenses further described below on the Company’s net loss for the six and three-month periods ended June 30, 2020 and 2019, and for the year ended December 31, 2019:

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the year Ended December 31,
(thousands of U.S. dollars)	2020	2019	2020	2019	2019

Net loss for the period	1,544	2,510	2,227	226	12,998
Issuance and acquisition costs	156	-	156	-	790
Amortization and impairment of intangible assets and goodwill	1,307	201	253	126	2,105
Share-based compensation	41	529	12	275	454
Finance liabilities at fair value	(2,269)	(1,746)	485	(1,919)	2,596
Total adjustment	(765)	(1,016)	906	(1,518)	5,945
Non-IFRS net loss	2,309	3,526	1,321	1,744	7,053

Balance Sheet Highlights

●

As of June 30, 2020, shareholders’ equity totaled $15,431,000, or an amount of approximately $1.17 per outstanding ADS as of June 30, 2020, compared to shareholders’ equity of $2,777,000 on December 31, 2019. The increase is due mainly to equity raised through the issuance of ADSs and pre-funded warrants and warrant exercises as well as debenture conversions, partially offset by our operating loss during the first half of 2020.

●	As of June 30, 2020, the Company’s cash balance was $9,771,000.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance and acquisition expenses and the revaluation of finance liabilities at fair value. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

Safe-T’s SDP solution on AWS Marketplace is available here.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses its outlook for the future, the expanding of potential customers and maximization of sales potential of its solution, the increasing interest in its innovative solutions, the positive results and growth over time, the impact of COVID-19, closely monitoring the Company’s business in order to respond quickly to fluctuations in demand and the ability to continue growing organically as well as executing its M&A strategy. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

CONTACT INVESTOR RELATIONS:
Michal Efraty

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	June 30,		December 31,
	2020	2019	2019
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	9,771	943	4,341
Restricted deposits	-	107	29
Trade receivables	547	781	680
Other receivables	380	1,451	470
Total current assets	10,698	3,282	5,520

Non-current assets:
Long-term restricted deposits	82	-	82
Long-term deposit	47	-	44
Property, plant and equipment, net	195	330	266
Right of use assets	393	534	441
Goodwill	6,077	8,112	6,877
Intangible assets, net	4,100	5,510	4,607
Total non-current assets	10,894	14,486	12,317
Total assets	21,592	17,768	17,837

Liabilities and equity
Current liabilities:
Short-term loan	-	24	4
Trade payables	102	1,602	237
Other payables	1,130	1,325	1,553
Contract liabilities	439	615	562
Contingent consideration	1,000	2,011	2,170
Convertible debentures	-	-	7,151
Derivative financial instruments	1,978	-	1,637
Short-term lease liabilities	175	219	184
Liability in respect of the Israeli Innovation Authority	-	27	8
Total current liabilities	4,824	5,823	13,506

Non-current liabilities:
Contract liabilities	33	186	82
Long-term lease liabilities	264	367	324
Deferred tax liabilities	918	1,021	1,040
Derivative financial instruments	-	1,327	-
Convertible debentures	-	2,527	-
Liability in respect of the Israeli Innovation Authority	122	94	108
Total non-current liabilities	1,337	5,522	1,554
Total liabilities	6,161	11,345	15,060

Equity:
Ordinary shares	-	-	-
Share premium	64,821	46,604	52,394
Other equity reserves	14,841	12,018	13,070
Accumulated deficit	(64,231)	(52,199)	(62,687)
Total equity	15,431	6,423	2,777
Total liabilities and equity	21,592	17,768	17,837

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	2,165	821	1,077	394	3,284
Cost of revenues	1,121	416	570	239	1,889
Gross profit	1,044	405	507	155	1,395

Research and development expenses	793	1,373	399	559	2,485
Sales and marketing expenses	1,781	1,637	919	739	3,783
General and administrative expenses	1,495	1,628	918	956	3,757
Impairment of goodwill	800	-	-	-	1,002
Contingent consideration measurement	430	-	-	-	159
Operating expenses	(5,299)	(4,638	(2,236)	(2,254)	(11,186)

Operating loss	(4,255)	(4,233	(1,729)	(2,099)	(9,791)

Finance income (expenses), net	2,589	1,720	(559)	1,870	(3,184)
Tax benefit (taxes on income)	122	3	61	3	(23)
Net loss	(1,544)	(2,510	(2,227)	(226)	(12,998)

Basic loss per share*	(0.01)	(0.48	(0.01)	(0.04)	(0.96)

Diluted loss per share*	(0.02)	(0.48	(0.01)	(0.12)	(1.03)

*	Adjusted retrospectively to reflect a 20:1 reverse share split of our ordinary shares effective as October 21, 2019